Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Dated April 23, 2019
(To Preliminary Prospectus dated April 22, 2019)
Registration Statement No. 333- 230710

Free Writing Prospectus

Bricktown Brewery Restaurants LLC Presentation

This free writing prospectus relates to the proposed public offering of Bricktown Brewery Restaurants LLC (to be converted to Bricktown Restaurant Group, Inc., the “Company”) that is being registered on a Registration Statement on Form S-1 (No. 333-230710) (the “Registration Statement”) and should be read together with the preliminary prospectus dated April 22, 2019 included in that Registration Statement which can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1758951/000121390019006907/fs12019a1_bricktownbrewery.htm

The Company has filed the Registration Statement with the SEC for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in that Registration Statement, any later-dated prospectus relating to the offering and all related exhibits to the Registration Statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by emailing ThinkEquity, a division of Fordham Financial Management, Inc., at prospectus@think-equity.com.

2019 BRICKTOWN BREWERY INVESTOR PRESENTATION BEER One Pint, One Plate, and One Smile at a Time

This presentation contains or may contain forward - looking statements about our plans and future outcomes, including, without limitation, statements containing the words “anticipates”, “projected”, “potential”, “believes”, “expects”, “plans”, ”estimates” and similar expressions . Such forward - looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of our company (including without limitation, our ability to execute our growth strategy and open new restaurants that are profitable and our ability to maintain increases in average restaurant revenue and same store restaurant sales), or industry results, to be materially different from any future results, financial conditions, performance or achievements expressed or implied by such forward - looking statements . Given these uncertainties, the audience is advised not to place any undue reliance on such forward - looking statements . These forward - looking statements speak only as at the date of this presentation . The company expressly disclaims any obligation to update any such forward - looking statements in this presentation to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation . Neither the company nor any of its managers, members, officers, employees, advisers, or agents makes any representation or warranty, express or implied, as to any matter or as to the truth, accuracy, or completeness of any statement made in this presentation, made in conjunction therewith or in any accompanying materials or made at any time, orally or otherwise, in connection with the matters referred to herein and all liability in respect of any such matter or statements is expressly excluded . FORWARD LOOKING STATEMENTS Page 2

FREE PROSPECTUS STATEMENT This presentation highlights basic information about us and the proposed offering . Because it is a summary, it does not contain all of the information that you should consider before investing . We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this presentation relates . The registration statement has not yet become effective . Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering . You may access these documents for free by visiting EDGAR on the SEC Web site at http : //www . sec . gov . The preliminary prospectus, filed on April 3 , 2019 is available on the SEC Web site at http : //www . sec . gov . Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Think Equity, a division of Fordham Financial Management, Inc . , Prospectus Department, 17 State Street, 22 nd Floor, New York, New York 10004 , telephone : (646) 968 - 9355 or e - mail : prospectus@think - equity . com . This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction . The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective . Page 3

BRICKTOWN BREWERY IS READY TO GROW

Regional group of craft beer-anchored dining restaurants ready to grow

- Ten company-owned and four licensed Bricktowns
- Operate in a five-state footprint: OK, TX, KS, AR and MO
- Have an agreement in place to acquire one licensed Bricktown-71st at closing
- Anticipate entering into discussions to acquire the remaining three licensed operations

Bricktown features:

LOCAL BEER - Company-brewed beers and/or local beers

- Using a hub and spoke distribution system as well as contract brewing

GREAT FOOD - menu positioned to compete on price value not price point

- Broad, innovative comfort food menu with something for everyone

TRULY FRIENDLY SERVICE – creates a great experience

- Efficient service style-casually getting it right

NO TWO RESTAURANTS LOOK EXACTLY ALIKE


BRICKTOWN
BREWERY

BRICKTOWN
BREWERY



Page 4

INVESTMENT HIGHLIGHTS ▪ Deep experience in growing casual dining groups anchored with craft beer ▪ Accustomed to growth. Grew from its original brewpub to 14 locations in five states in the last six years ▪ Licensing strategy has enabled additional expansion ▪ 2018 company - owned average restaurant sales of $2.8 M and average EBITDA of $370,000 per restaurant ▪ Restaurants built since 2012: ▪ Average net conversion cost of $850,000 per company - owned restaurant ▪ Company average Cash - on - Cash of 40% for company - owned restaurant ▪ Use of proceeds will be used to add accretive revenues and earnings ▪ Based on average net conversion costs, proceeds can be used to fund the opening of 9 - 10 additional restaurants ▪ We believe new restaurant openings will increase cash flow and fund the opening of new restaurants Page 5

OFFERING Page 6 Issuer: Bricktown Brewery Restaurant Group, Inc. (upon conversion) Expected Offering Size $15.0 million Price Range $7.00 - $9.00 per share of common stock Proposed Market Symbol Nasdaq Capital Market / BEER Shares Offered 1,875,000 Over - Allotment Option 15% Pre IPO Common Shares Outstanding 3,125,000 Post IPO Common Shares Outstanding 5,000,000 Use of Proceeds New unit expansion, 71 st Street restaurant acquisition, retiring debt Sole Book - Runner Think Equity, a division of Fordham Financial Management, Inc.

OUR GROWTH STORY & TEAM Page 7

COMPANY HISTORY

- **1992** – **Founded by the McLain family**
- **2008** – Purchased by **Burke & Grow**
- **2011** – **Buck Warfield** joins the Bricktown team President
- **2012** – JV with Global Gaming, Inc. to build a BTB at **Remington Park Casino**

  Mike Beighey joins as VP of Operations
- **2013** – Opened new restaurants in **Edmond** and **Shawnee, Oklahoma.**
- **2014** – Opened new restaurants in **Owasso, OK** and **Ft. Smith, AR.**
- **2015** – Expanded into **Kansas** with two new restaurants in **Wichita.**

  Matt Thomas joins the team as COO
- **2016** – **Wichita Falls** and **El Paso** in Texas and Brookside, Tulsa opened. Opened additional licensed restaurant in **Woodland Hills, Tulsa.**
- **2017**
- **2018** – Three licensed restaurants opened: **Edmond, OK** and **Midwest City, OK as well as Springfield, MO.**

  Eric Grow joins team as CFO
- **2019**


BRICKTOWN BREWERY
LOCAL BEER LOCAL FLAVOR
BREWERY
BRICKTOWN

BRICKTOWN BREWERY


BRICKTOWN BREWERY

Page 8

OUR MANAGEMENT Team – Over 50 Years of Craft Beer Experience



Buck Warfield President & CEO | 40+ Years Restaurant Experience | Executive Team at Rock Bottom Restaurants Inc.

- Joined the Company in 2011 as President
- Prior to his current role, Mr. Warfield was SVP of Development and EVP of Franchising for Rock Bottom Restaurants and an original operator/partner of Rock Bottom Brewery
- Previous experience includes Regional Vice President for Darden Restaurants



Matt Thomas, COO | 30 + Years Restaurant Experience | Previously officer at CraftWorks, Inc.

- Joined the Company in 2015 as a Head of Operations
- Prior to his current role, Mr. Thomas was Vice President of Training at CraftWorks Inc.
- Previous experience includes RVP of Operations at Rock Bottom Brewery



Eric Grow, CFO | 20 Years of Senior Level Finance Experience | Five Years of Direct Experience with Bricktown

- Formally joined the Company in 2018 after serving as outsourced CFO and Treasurer of ABACUS Systems Solutions for 4 years
- Previous experience includes Corporate Controller/Vice President of Accounting of Graymark Healthcare/Foundation Healthcare, and Controller for Private Equity firm Acorn Growth Companies
- Experienced with 20 years of senior and executive level finance, including SEC and CFO experience and a Certified Public Accountant



Mike Beighey, Vice President of Operations | 35 + Years Restaurant Experience

- Joined the Company in 2012 as a Vice President of Operations
- Previous experience includes senior management roles at Eateries, Inc. and Restaurants Unlimited, Inc.

Page 9

OUR BOARD OF DIRECTORS Page 10 David Dobbin Chairman of the Board, previously served as Chairman of the Board of Directors of Good Times Restaurants Inc . from 2010 through 2014 during which time the company re - engineered its original brand and diversified into casual dining, including the acquisition of Bad Daddy’s Burger Bar . Bradley L . Grow has been a Principal of QSP Capital LLC, a closely held investment group, where he provides executive management consulting services to private companies in the hospitality sector . From October 2011 through March 2017 , he was a principal in Waterloo Holdings LLC, an investment group . Glenn Harrison is a partner at Praesidian Capital and is actively involved in the sourcing, due diligence, structuring, and execution of investments . Prior to joining Praesidian, from 2004 to 2007 , he was a VP at Merrill Lynch Company where he structured and underwrote senior debt investments in middle - market companies . Don Dillingham currently serves as President and Chairman of the Investment Committee for Merit Advisors, Inc . where he manages portfolios of multi - sector fixed income assets for high net worth individuals, foundations, and other investment advisors . Mr . Dillingham is also President of Oak Hills Securities, Inc . , a FINRA registered broker dealer Kevin Burke currently serves as President of Jimmy’s Egg, LLC, a position that he has held since 2014 . Previously Mr . Burke served as Vice President of Development for Waterloo Holdings, LLC ( 2012 - 2014 ) and Operations Manager for Jimmy’s Egg, LLC . ( 2010 - 2012 ) Paul Motenko is currently Co - Chief Executive Officer of Stacked Restaurants LLC ( a recipient of the first annual Technology Innovator of the Year Award by the National Restaurant Association and was designated a “Hot Concept” for 2012 by Nation’s Restaurant News) . Mr . Motenko also held the positions of Co - Chief Executive Officer, Co - Chairman, and Co - Founder for BJ’s Restaurants, Inc . Rex Boatright currently serves as the Market Partner for Texas Roadhouse (Oklahoma, Kansas, and Missouri) a position that he has held since 2001 . Mr . Boatright’s group of restaurants is considered one of Texas Roadhouse’s top performers earning him a seat on the TRR President’s Advisory Counsel . Buck Warfield Executive serves as President and CEO of Bricktown Brewery Restaurants LLC . and will serve in the same capacity in the successor company Bricktown Restaurant Group, Inc .

OUR MARKET Our sector and our guests Page 11

The ability to be nimble and address new product introductions, menu variety and specific market conditions and competitive pressure have contributed to their strength and growth compared to the segment in which they operate . Nation’s Restaurant News – February 28, 2017 INDUSTRY SIZE AND SEGMENTS Restaurant Industry 2017 Sales $536.8B Projections for 2018 $555.6B Page 12 We are in the Full - Service Restaurant Sector which totals $258.2B of the industry’ s overall sales The Casual - Dining Subsegment is $190.2B - 74% of Full Service Restaurant Sales The casual - dining average customer transaction is generally $12 - $50 and alcohol is served. This subsegment includes upscale/polished casual - dining chains. Fast - Growing Regional Chains Continue to Grow Regional chains have not seen the same trends in declining sales as have their counterparts in the casual dining segment. Innovative approaches to management, menus and design help chains sidestep challenges Sources: Technomic Top 500 Chain Restaurant Report 2018, Nation’s Restaurant News – February 28, 2017

2018 CRAFT BEER MARKET 25.6 million barrels of craft beer were brewed in 2018 which represented a 4% increase over 2017 13.4% of the total beer market is craft beer and accounts for… 24.1% of the market’s dollar share is craft beer 2,594 brewpubs today 20% of the increase in the market was due to brewpubs and small breweries Page 13

OUR GUEST DEMOGRAPHICS 43.3 Average - 52% are 25 - 49 Our guests are slightly younger than the national average of 46.5 45% Male : 55% Female National averages 46% : 54% versus national averages in casual dining 3+ Parties are 45% of visits National averages is 40% 3+ guests 54% White Collar Page 14

LOCAL BEER GREAT FOOD TRULY FRIENDLY SERVICE WE DELIVER… Page 15

LOCAL BEER Anchors Our Brand


BLUES BERRY ALE
OLD KING KÖLSCH
THR3E GUARDSMEN INDIA PALE ALE
WILEY'S ONE-EYED WHEAT
Millie McFadden Red Rye Ale
SINGLE-STRING STOUT

- **Our competitors talk about local craft beer, Bricktown delivers**
  - Bricktown brewed beer, local breweries, breweries within the state, bordering state breweries, national craft breweries
- **Why Local breweries?**
  - Ties us to the community
  - Provides unique events that drive additional traffic
    - Collaboration and limited edition beers, special tapping events
- **We keep it current**
  - Bricktown offers 8 – 12 seasonal beers annually in addition to our 6 core beers
  - 325,000+ Bricktown Craft Beers sold in 2018, one pint at a time
  - Accounts for 39+ percent of total beer sales at Bricktown



Page 16

GREAT FOOD… That Surprises Bringing great food to small and mid - sized cities carves out our position and drives future growth ▪ Menu is anchored with crafted burgers, salads, artisanal pizza and comfort foods ▪ Quality ingredients and locally sourced foods when available ▪ Heavy emphasis on scratch preparation ▪ Craveable food with a WOW factor ▪ New food introduced four times every year to create guest interest ▪ Items are unique – current offerings include a goat cheese and fig appetizer and a chickpea salad ▪ Drives guest interest and delivers on brand promise Page 17 Springfield, MO 12/28/18 ... But the food is what surprised us. The portions are big, and the food is reasonably priced — always a plus when dining out. Their marketing campaign says they are known for comfort food with a twist, and it’s true.

Page 18 TRULY FRIENDLY SERVICE Creates a Great Experience ▪ We focus on hiring friendly, outgoing personalities ▪ Applicants complete an online assessment that evaluates behavioral and personality characteristics prior to an in - house intervie w ▪ We train to encourage guest interaction with strong knowledge of our food and craft beer menus ▪ Our emphasis on training leads to better than average retention, which reduces costs associated with training, improved guest ex perience and increased sales ▪ Our proprietary online training platform, Bricktown Academy, provides information, knowledge and confidence for new hires and ongoing training for existing employees ▪ IPO - fueled new restaurant growth leverages our hiring and training platforms to create success Watch Our Recruitment Video

TODAY’S INVESTMENT UNLEASHES GROWTH Page 19

OUR SUPPORT FUNCTIONS ARE IN PLACE AND COST EFFECTIVE Page 20 Downtown, OK Remington Park, OK Shawnee, OK Edmond, OK Owasso, OK Midwest City, OK Tulsa – 71 st Street, OK Tulsa - Brookside, OK Fort Smith, AR Wichita - Rock, KS Wichita – Tyler, KS Wichita Falls, TX El Paso, TX Springfield, MO Management is experienced in growing brands and started preparation in 2012 ▪ Outsourcing accounting, controller functions, finance, treasury, property management, compliance, and human resources to a third party at 2 % of sales cost ▪ Leveraging purchasing with over 120 restaurants with our strong manufacturer - deviated pricing program ▪ Fully implemented a business intelligence tool, CTUIT, that bridges from restaurant to our accounting group and provides management with complete visibility at the restaurant level ▪ Strategic marketing and social media management outsourced to best of breed consultants ▪ Post IPO growth will ramp quickly and be fully supported without significant increases in headcount Page 20

WE HAVE REFINED GROWTH OPPORTUNITIES Ted’s Montana Grill Conversion (Wichita, KS) Converted Applebee’s (Tulsa, OK) 120 Year Old Warehouse Conversion (OKC, OK) 1 Range Average Investment Costs $ 456,000 – $1,243 ,000 $ 850,000 Cash on Cash Returns 40% Our ‘Hermit Crab’ Model Allows Us to Move Opportunistically into Markets in Small and Mid - Sized Cities Development experience on a national basis gives us access to a network of brokers Each successful restaurant provides a set of best practices and economic guidelines which we use to screen trade areas and sites. We Have an Adaptive Build Out Model We can fit into 4,000 sq. ft. to 10,000 sq. ft. existing restaurant spaces, whether they are closed - chain locations or independents we can convert them quickly: Applebee’s, Ruby Tuesday’s, Fuddruckers's and others. We Prefer to Retrofit vs. New Construction but…we can and will We do not incur the high - costs of construction and long timelines. However when negotiated appropriately we can hit our investment averages in endcap and even prototypical builds The Adaptability of Bricktown Restaurants End Cap Conversion (Tulsa, OK) Page 21

Current Location Near - Term Target 3 2 Our Network of Existing Restaurants and Targeted Markets to Open New Units Build New Restaurants ▪ Current five - state region of Oklahoma, Texas, Arkansas, Missouri, Kansas with the addition of Nebraska and Iowa for the future has enough trade areas to fill near term development needs Acquire Restaurants that Fit Our Brand Strategy ▪ Anticipate investing in or acquiring synergistic companies, including potentially existing licensed restaurants and new brands Organic Growth Will Optimize Investment ▪ Operation’s focus on building comparable restaurant sales and improving margins GROWTH STRATEGIES Page 22

FINANCIALS Restaurants 2018 Revenues 2018 Average Restaurant - Level Sales 2018 Average Restaurant - Level EBITDA 2018 System Average C - o - C 14 (10 Owned + 71 st St. / 3 Licensed) $30.5 M (10 Owned + 71 st St.) $2.7 M $370,000 40% Page 23

$850 $1,165 $1,991 $1,950 $2,425 $2,950 $2,350 $4,250 $1,950 $8,450 $7,751 $2,690 $4,993 $2,265 BRICKTOWN Bonefish Longhorn Outback Chuy's Texas Roadhouse Red Robin Bahama Breeze Kona Grill Cheescake Factory YardHouse Chili's BJ's Brehouse Applebees 50.0% 40% 36.1% 34.3% 33.2% 32.2% 25.5% 30.8% 23.6% 23.1% 22.8% 20.5% 20.4% 0.8% Bonefish BRICKTOWN LongHorn Steakhouse Outback Steakhosue Chuy's Texas Roadhouse Red Robin Bahama Breeze Kona Grill Cheescake Factory YardHouse Chili's BJ's Restaurant Brewhouse Applebees OUR CASH - ON - CASH RETURNS POWERS GROWTH How we rank in our industry Publicly - Available and Estimated Comparative Data In thousands ‘000 Sourcea : Piper Jaffray 2018 Annual Cookbook of restaurant benchmarking Bricktown Brewery Average Restaurant Sales and EBITDA are for the restaurants built since 2012 Page 24 2017 Company Average Cash - on - Cash Return Analysis Average Net Cost of Conversion $850,000

2011 2012 2013 2014 2015 2016 2017 2018 2019 CORPORATE AND RESTAURANT - LEVEL PERFORMANCE Restaurant - Level EBITDA and Margin ($ 0,000) Restaurant - Level Sales ($ 0,000) 2011 - 2019 TOTAL UNITS Including Licensed 1 UNIT 2 UNITS 4 UNITS 6 UNITS 8 UNITS 12 UNITS TOTAL 1 Licensed 11 UNITS TOTAL 1 Licensed $30,107 $28,105 $30,525 2017 2018 2018 Combined* $3,768 12.5% $3,698 13.2% 2017 less NCI Margin 2018 less NCI Margin 1 Includes Remington Park joint venture * 2017 sales include $1.3 M of a unit SOLD, in November 2017, subsequently relocated and reopened as licensed location in 201 8. 2017 sales also includes 53 rd week with sales of ~$462K. * November 2017, a unit was SOLD and subsequently relocated and reopened in 2018 . 14 UNITS TOTAL 4 Licensed 14 UNITS TOTAL 4 Licensed $2,737 $2,810 2017 2018 Restaurant - Level Unit Sales Averages ($ 0,000) Page 25

Bricktown Brewery Restaurants, LLC. For the Fiscal Years ended 2018 2017 Cash and cash equivalents 1,075,000 435,000 Working capital improvement 1,119,000 % increase 62.0% Net increase in cash and cash equivalents in cash flow 640,000 319,000 Restaurant operating costs as % of revenue 85.5% 86.3% % improvement 0.8% Cost of sales % of revenue 28.3% 29.7% % improvement 1.4% 2017 - 2018 SUMMARY FINANCIAL DATA Page 26

Bricktown Brewery Restaurants, LLC. 2018 2017 Restaurant - level EBITDA 4,077,000 4,120,000 Less: Net income attributable to noncontrolling interests (NCI) (379,000) (352,000) Restaurant - level EBITDA attributable to Bricktown Brewery Restaurants LLC 3,698,000 3,768,000 Restaurant - level EBITDA margin attributable to Bricktown Brewery Restaurants LLC 13.2% 12.5% Average Restaurant - level EBITDA per location 370,000 343,000 SINGLE LOCATION Income from operations - BT Concepts 71st Street LLC 277,000 Depreciation 66,000 General and administrative expenses 49,000 Restaurant - level EBITDA - BT Concepts 71st Street LLC 392,000 Restaurant - level EBITDA margin attributable - BT Concepts 71st Street LLC 16.2% ONE LOCATION OPENED SINCE DECEMBER 2016 BT CONCEPTS 71 st STREET LLC Revenues 2,420,000 Net Income 300,000 % of revenues 12.4% Cash Flow from operating activities 406,000 % of revenues 16.8% Working Capital 400,000 2017 - 2018 KEY METRIX Page 27

INVESTMENT RATIONALE Page 28 Page 28 ▪ Use of proceeds will be used to add accretive revenues and earnings ▪ Based on average net conversion costs, proceeds can be used to fund the opening of 9 - 10 additional restaurants ▪ We believe new restaurant openings will increase cash flow and fund the opening of new restaurants ▪ Comparables sales for company - owned restaurants are up 2.6% in the first quarter of 2019 ▪ Management team has deep experience in growing casual dining groups anchored with craft beer ▪ Support functions are in place and immediately scalable to manage restaurant growth ▪ 2018 company - owned average restaurant sales of $2.8 M and average EBITDA of $370,000 per restaurant ▪ Restaurants built since 2012: ▪ Average net conversion cost of $850,000 for company - owned restaurants ▪ Company average Cash - on - Cash of 40% for company - owned restaurants

APPENDIX : SOURCES

* Combined - The unaudited pro forma combined financial statements have been prepared for illustrative purposes only. The pro forma financial statements were based on and should be read in conjunction with: The accompanying notes to the unaudited pro forma combined financial statements Bricktown Brewery Restaurants LLC's ("Bricktown") financial statements as of and for the years ended December 30, 2018 and December 31, 2017 and BT Concepts 71st Street LLC ("71st Street") financial statements as of and for the years ended December 30, 2018 and December 31, 2017.

* Restaurant-level EBITDA: To supplement the consolidated financial statements, which are prepared and presented in accordance with GAAP, the Company uses restaurant-level EBITDA, which is not a measure defined by GAAP. This non-GAAP operating measure is useful to both management and, we believe, to investors because it represents one means of gauging the overall profitability of our recurring and controllable core restaurant operations. This measure is not, however, indicative of our overall results, nor does restaurant-level profit accrue directly to the benefit of stockholders, primarily due to the exclusion of corporate-level expenses. Restaurant-level EBITDA should not be considered a substitute for, or superior to, operating income loss, which is calculated in accordance with GAAP, and the reconciliations to operating income set forth below should be carefully evaluated. We define restaurant-level EBITDA as operating income before pre-opening costs, general and administrative costs, depreciation and amortization and impairment charges. Pre-opening costs are excluded because they vary in timing and magnitude and are not related to the health of ongoing operations. General and administrative costs are excluded as they are generally not specifically identifiable to restaurant specific costs. Depreciation and amortization and impairment charges are excluded because they are not ongoing controllable cash expenses, and they are not related to the health of ongoing operations.

	Fiscal Year	
	2018	**2017**
Revenues	28,105,000	30,107,000
Reconciliation:		
Income from operations	267,000	144,000
Depreciation and amortization	1,027,000	1,189,000
General and administrative, corporate level expenses	2,701,000	2,117,000
Restaurant opening costs	-	21,000
Loss on impairment of assets	82,000	649,000
Restaurant-level EBITDA	4,077,000	4,120,000
Less: Net income attributable to noncontrolling interests (NCI)	(379,000)	(352,000)
Restaurant-level EBITDA attributable to Bricktown Brewery Restaurants LLC	3,698,000	3,768,000
Restaurant-level EBITDA margin attributable to Bricktown Brewery Restaurants LLC	13.2%	12.5%

* Average net conversion cost: All associated costs including capitalized equipment, leasehold improvements less tenant allowance received and including any pre-opening costs expensed.

* Cash-on-cash return is defined as the current year restaurant-level EBITDA for our company-operated stores open for at least two full years as of December 30, 2018 (which is includes all of our restaurants opened since 2012), divided by their original construction costs (including equipment, lease hold improvements, less any tenant allowance received, including any pre-opening costs) – the small number of stores included in our calculation of our average cash-on-cash return may cause this measure to fluctuate and be subject to change.

* Working Capital is current assets less current liabilities:

BRICKTOWN BREWERY WORKING CAPITAL	**2018**	**2017**
Current Assets	2,087,000	997,000
Current Liabilities	3,926,000	3,955,000

Page 29

APPENDIX : MENU & PROMOTIONS Page 30

EXECUTIVE FINANCE INVESTORS Buck Warfield, CEO & President 405.285.5362 buck@bricktownbrewery.com Eric Grow, CFO 405.473.3780 eric@bricktownbrewery.com John Mattio, Lamnia Inc. 203.885.1058 jmattio@lamniaintl.com CONTACT US © 2018 All Rights Reserved BRICKTOWN BREWERY GROUP, 1450 HERTZ QUAIL SPRINGS PARKWAY, OK 73134 405.285.5362 www.bricktownbrewery.com Page 31